 MAINSTAY VP SERIES FUND, INC.
51 Madison Avenue
New York, NY 10010

April 14, 2010

VIA EDGAR
Mr. Patrick Scott
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	MainStay VP Series Fund, Inc. (File No. 002-86082) Form N-1A filing (Accession No. 0001144204-10-005993) (“Registrant”)

Dear Mr. Scott:

Attached for filing via the EDGAR system pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”), is Post-Effective Amendment No. 52 to the Registration Statement of the Registrant on Form N-1A (“Registration Statement”) and Amendment No. 53 to the Registration Statement under the Investment Company Act of 1940, as amended (“1940 Act”).  This Post-Effective Amendment shall become effective on May 1, 2010, pursuant to Rule 485(b) under the 1933 Act, and we hereby represent that this Post-Effective Amendment does not contain disclosure that would render it ineligible to become effective under Rule 485(b).  No fee is required in connection with this filing.

This letter also responds to comments you provided on April 1, 2010 to the Form N-1A filing relating to the Registrant and its respective series (each a “Portfolio” and collectively, the “Portfolios”) which was filed with the Securities and Exchange Commission (“Commission”) on February 8, 2010.  Your comments and the Registrant’s responses thereto are provided below.

Comments Applicable to all Portfolios

Comment 1: You asked that Registrant add disclosure in the narrative prior to the fee tables and example tables which states that the amounts shown in the tables do not reflect charges and expenses of a variable annuity (“VA”) or variable universal life insurance (“VLI”) contract, and if they did, the amounts shown would be higher.

Response:  We have made the edits as requested.

Comment 2: You asked that the prospectus for each Portfolio clarify earlier (before p. 92) that the Portfolios are currently offered to certain separate accounts to fund VA and VLI policies issued by New York Life Insurance and Annuity Corporation (“NYLIAC”).

Response:  Registrant notes that the summary section for each Portfolio contains the following disclosure under the heading “How to Purchase and Sell Shares”:

Shares of the Portfolio are currently offered to certain separate accounts to fund variable annuity policies and variable universal life insurance policies issued by New York Life Insurance and Annuity Corporation (“NYLIAC”) and may be offered to fund variable annuity policies and variable universal life insurance policies issued by other insurance companies in the future.

Therefore, no changes have been made to the disclosure.

Comment 3: You asked that the heading “Shareholder Fees” in the fee table for each Portfolio be replaced with the heading “Annual Fund Operating Expenses.”

Response:  We have made the edits as requested.

Comment 4: You requested that we remove the language in the narrative preceding the bar chart for each Portfolio stating that the bar chart assumes the reinvestment of all dividends and capital gains.

Response:  We have made this edit as requested.

Comment 5: You requested that we remove “Separate Account” and “Policy” as capitalized terms in the narrative preceding the bar chart because such terms are not previously defined in the summary section for each Portfolio.

Response:  We have made this edit as requested.

Comment 6: You requested that we remove the disclosure which describes each Portfolio’s respective indices in detail from the narrative preceding the bar chart.

Response: We have revised this disclosure to limit the description of the primary and secondary broad-based securities market indices only to information that we believe to be necessary to understand the benchmark’s relevance to the Portfolio in question and to conform to the descriptions in the prospectuses for the retail mutual funds which along with the Portfolios make up the Mainstay Group of Funds.

Comment 7: Where applicable, you asked that we remove any footnotes to a Portfolio’s fee table which discuss management fee breakpoints, noting that the narrative preceding the fee table is the proper place for such disclosure.

Response:  We have considered this comment and have not made the requested change.  We feel that the current disclosure provides clear and complete disclosure to investors and is necessary for a full understanding of the management fees applicable to those Portfolios with management fee breakpoints. This disclosure also mirrors disclosure in the prospectuses for the retail MainStay mutual funds, which, along with the Portfolios, make up the Mainstay Group of Funds.

Comment Applicable to the MainStay VP Common Stock Portfolio Only

Comment 8: You asked that we remove the reference to Acquired Fund Fees and Expenses in the Fee Table for this Portfolio.

Response:   We have made this edit as requested.

Comment Applicable to the MainStay VP Growth Equity Portfolio Only

Comment 9: You asked that, with respect to the statement that “[t]he Portfolio normally invests at least 80% of its assets (net assets plus any borrowings for investment purposes) in equity securities”, we provide further disclosure as to what type of “equity securities” the Portfolio may invest in.

Response:  Registrant believes statements responsive to this comments are included under the heading “Investment Process.” In particular, the disclosure states that the Portfolio generally invests in large capitalization stocks and further states that the Portfolio may invest in “common stocks and other equity securities.”  Therefore, no changes have been made to the disclosure.

Comments Applicable to the MainStay VP ICAP Select Equity Portfolio Only

Comment 10: You asked that we remove the statement from the Portfolio’s “Principal Investment Strategies” that the Board may modify without shareholder approval the Portfolio’s non-fundamental investment policy to invest at least 80% of its assets in common stocks and other equity securities.

Response:  We have made this edit as requested.

Comment 11:  You noted that the “Principal Risks” section for this Portfolio discusses foreign securities, but that the Portfolio’s “Principal Investment Strategies” section does not discuss investments in foreign securities.

Response:  Registrant believes a statement responsive to this comment is included in the Portfolio’s Principal Investment Strategy, which contains the following disclosure:

The Portfolio invests primarily in U.S. dollar-denominated equity securities of U.S. and foreign companies with market capitalizations (at the time of investment) of at least $2 billion.

Therefore, no changes have been made to the disclosure.

Comments Applicable to the MainStay VP International Equity Portfolio Only

Comment 12:  You asked that we remove the footnote to this Portfolio’s fee table describing Acquired (Underlying) Portfolio/Fund Fees and Expenses.

Response:  We have made this edit as requested.

Comment 13: You asked that we confirm that the MSCI EAFE Index is a gross index, not a net index which reflects taxes.

Response:    The MSCI EAFE Index is calculated in two ways, with gross dividends and with net dividends.  The calculation made with gross dividends reflects the reinvestment of the entire dividend distributed to individuals resident in the country of the company paying the dividend.  The calculation made with net dividends reflects the reinvestment of dividends after the deduction of withholding tax, applying the rate to non-resident individuals who do not benefit from double taxation treaties.   MSCI Barra uses withholding tax rates applicable to Luxembourg holding companies when calculating the MSCI EAFE Index with net dividends, as Luxembourg applies the highest rates.

The Portfolio uses the MSCI EAFE Index with net dividends.  To clarify this point, Registrant has added “with Net Dividends” following the Index as applicable throughout its prospectus.

Comments Applicable to the MainStay VP Mid Cap Core Portfolio Only

Comment 14:  You asked us to disclose the capitalization range of the Russell MidCap Index.

Response:  We have made this edit as requested.

Comment 15: You asked us to clarify why “Value Stock Risk” was discussed under the heading “How to Purchase and Sell Shares.”

Response:  This was a scrivener’s error and appropriate changes to fix this error have been made.

Comment Applicable to the MainStay VP S&P 500 Index Portfolio Only

Comment 16:  For the MainStay VP S&P 500 Index Portfolio, you requested that we explain why it is appropriate for the Portfolio to have an investment policy requiring it to invest at least 80% of its assets (net assets plus any borrowings for investment purposes) in stocks as represented in the S&P 500 Index as opposed to requiring investment of substantially all of its assets in stocks that are represented in the S&P 500 Index.  In support of this request, you indicated that the Release for Rule 35d-1 under the 1940 Act states that index funds “generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index” (the “Names Rule Release”) 1

Response:  Rule 35d-1 under the 1940 Act generally requires funds with certain words in their names to invest at least 80% of their assets in the particular type or types of investments that are suggested by their names.  The term “index” does not appear in the Rule.  However, in the Names Rule Release,  the Commission stated that funds with the term “index” in their names “will be subject to the 80% investment requirement of [Rule 35d-1].”2  In that Release, the Commission cautions, however, that the 80% requirement “is not intended to create a safe harbor for investment company names” that otherwise are “materially deceptive and misleading,” and uses index funds as an example, noting that such funds “generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.”3

The Portfolio typically invests significantly more than 80% of its assets in stocks that are components of the S&P 500 Index.  In addition, the Prospectus disclosure for the MainStay VP S&P 500 Index Portfolio makes clear to investors that the Portfolio’s performance is expected to have a high correlation with that of the S&P 500 Index.

Comments Applicable to the MainStay VP U.S. Small Cap Portfolio Only

[1]	Investment Company Names, SEC Rel. No. IC-24828 (Feb. 1, 2001).
[2]	Id.
[3]	Id.

Comment 17:  You asked that we remove the strategy statement from the disclosure of the Portfolio’s investment objective, unless that language is part of the official investment objective of the Portfolio.

Response:  We confirm that the investment objective as stated is the Portfolio’s investment objective as approved by its Board.

Comment 18:  You asked that we explain or remove the brackets around the REIT disclosure in the “Principal Investment Strategies” section.

Response:  We have removed this disclosure in its entirety.

Comments Applicable to the MainStay VP Cash Management Portfolio Only

Comment 19:  You requested that we remove references to Rule 2a-7 under the 1940 Act from the “Principal Investment Strategies” section for this Portfolio and instead, revise the disclosure to state the relevant requirements of the Rule.

Response:  We have made this edit as requested.

Comment 20:  You asked that we remove the footnote to the fee table for this Portfolio that references voluntary fee waivers.

Response:  We have made this edit as requested.

Comments Applicable to the MainStay VP Asset Allocation Portfolios Only

Comment 21:  For each of the Mainstay VP Asset Allocation Portfolios you requested that we remove the footnote describing Acquired (Underlying) Portfolio/Fund Fees and Expenses.

Response: We have made this edit as requested.

Comment 22: You noted that certain of the Mainstay Asset Allocation Portfolios describe short sales as a Principal Risk and noted that if the Portfolio engages in short sales, that strategy must be disclosed.  You also noted that if the Portfolio engages in short sales, the fee table should be amended to disclose the expenses associated with short sales.

Response:  The Principal Risks sections for the Asset Allocation Portfolios each disclose short sales as a risk that may be associated with certain of the Underlying Portfolios/Funds in which the Asset Allocation Portfolios may invest.  The Asset Allocation Portfolios do not pursue short sales as an investment strategy.  Therefore, no changes have been made to the disclosure.

* * * *

In connection with the relevant responses contained in this letter, the Registrant hereby acknowledges with respect to the Form N-1A filing referenced herein that:

1)	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Form N-1A filing;

2)
comments of the Staff of the Commission or changes to disclosure in response to Commission Staff comments to the Form N-1A filing reviewed by the Staff do not preclude the Commission from taking any action with respect to the Form N-1A filing; and

3)
if an inquiry or investigation is currently pending or threatened by the Commission and if the Commission subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Commission Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.  This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

If you have any questions or comments in connection with the foregoing, please contact Marguerite E.H. Morrison at 973-394-4437, or Erin G. Wagner or Corey F. Rose of Dechert LLP at 202-261-3317 and 704-339-3164, respectively.

Sincerely,

/s/ Marguerite E. H. Morrison
Chief Legal Officer and Secretary

cc:	Sander M. Bieber, Dechert LLP
Erin G. Wagner, Dechert LLP
Corey F. Rose, Dechert LLP
William J. Bielefeld, Dechert LLP